UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

000-17601

(Check One): [_] Form 10-K  [X] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form N-SAR

For year Ended: March 31, 2019

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable.

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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

___________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I--REGISTRANT INFORMATION

Bonso Electronics International Inc.

Full Name of Registrant

Former Name if Applicable

Room 1404, 14/F, Cheuk Nang Centre, 9 Hillwood Road

Address of Principal Executive Office (Street and Number)

Tsimshatsui, Kowloon, Hong Kong

City, State and Zip Code

PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

The registrant has experienced a delay in preparing the Form 20-F and the financial statements required in the Form 20-F for the year ended March 31, 2019 and needs additional time to complete the Form 20-F and the audited financial statements for the year ended March 31, 2019.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Albert So	+852	2605-5822
	(Name)	(Country Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] NO [_]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] NO [_]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects unaudited comprehensive loss of approximately $1,576,000 during the fiscal year ended March 31, 2019 as compared to comprehensive income of approximately $ 2,066,000 during the fiscal year ended March 31, 2018, a decrease in comprehensive income of $3,642,000. The Registrant expects that its unaudited loss from operations will be approximately $540,000 for the fiscal year ended March 31, 2019, as compared to income from operations of approximately $238,000 for the fiscal year ended March 31, 2018, a decrease in income from operations of $778,000.

Bonso Electronics International Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	July 31, 2019	By:	/s/ Albert So
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.